Contact

www.linkedin.com/in/abdo-riani-40b34745 (LinkedIn)
visionxpartners.com/ (Company)

Top Skills

Investments
Financial Analysis
Entrepreneurship

Abdo Riani

VisionXPartners.com - Your startup team from idea to growth
Greater McAllen Area

Summary

Founder and CEO of VisionX Partners, a startup development company that works with entrepreneurs to start, build, market and run their startup from the ground up through product development and design, marketing, and a dedicated operation and growth team.

To connect with us and discuss how our team can help you launch your startup: https://visionxpartners.com/contact-us/

Experience

VisionX Partners

Founder & CEO
October 2014 - Present (7 years 6 months)
Texas, United States

VisionX Partners is a startup development company that works with entrepreneurs to start, build, market and run their startup from the ground up through product development and design, marketing, and a dedicated operation and growth team.

Are you working on starting an exciting venture? We'd love to help you execute. Learn more at https://VisionXPartners.com/

Education

The University of Texas Rio Grande Valley

Doctor of Philosophy (Ph.D.), Finance · (2014 - 2019)

The University of Texas-Pan American

Master of Business Administration (MBA), Finance, General · (2013 - 2014)

The University of Texas-Pan American

Bachelor of Business Administration (BBA), Finance, General · (2009 - 2012)